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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2005

                         COMMISSION FILE NUMBER 1-13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]              No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

OTHER EVENTS

Acquisition of shares in Thakral Corporation Ltd

CYI's acquisition of 264,000,000 newly-issued shares of Thakral Corporation Ltd ("TCL") described in CYI's February 7, 2005 press release was completed on March 23, 2005. As a result, CYI holds a 14.99% stake in TCL.

Revolving credit facility

As an additional source of funding for the business diversification plan described in CYI's February 7, 2005 press release, CYI entered into an unsecured revolving credit facility with a bank in Singapore on March 23, 2005. The facility may be used to finance CYI's business expansion and diversification related activities and the maximum amount available thereunder is US$25,000,000. The facility is available for three years. The terms of the facility require that Hong Leong Asia Ltd ("HLA") retain ownership of CYI's special share and that CYI remain a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to CYI's tangible net worth and net gearing ratio throughout the tenor of the facility, as well as negative pledge provisions and customary drawdown requirements and events of default.

Payment of fees to Hong Leong Management Services Pte Ltd

The independent directors on the CYI board of directors have authorized CYI to pay to Hong Leong Management Services Pte Ltd ("HLMS") certain fees for services performed by HLMS on behalf of CYI in implementing CYI's business diversification plan. HLMS provides management and other services to members of the Hong Leong group of companies, and is an affiliate of HLA. As a result of HLMS's involvement and assistance, CYI completed its private placement of US$25,000,000 convertible bonds on February 23, 2005, and completed the acquisition of its 14.99% stake in TCL on March 23, 2005. Accordingly, the independent directors have authorized payment by CYI to HLMS of US$500,000 for the convertible bond placement and S$150,000 for the TCL acquisition. HLMS may also receive fees for the establishment of the US$25,000,000 revolving credit facility described above, as well as upon completion of the proposed restructuring of CYI as contemplated by the July 2003 Agreement.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


                                     CHINA YUCHAI INTERNATIONAL LIMITED



                                     By: /s/ Philip Ting Sii Tien
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                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director

Dated: March 23, 2005